Mr. Jeff Long

September 13, 2013

MACQUARIE GLOBAL INFRASTRUCTURE

TOTAL RETURN FUND INC.

c/o ALPS Fund Services, Inc.

1290 Broadway, Suite 1100

Denver, CO  80203

September 13, 2013

Via EDGAR

Mr. Jeff Long

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC  20549

Re:

Macquarie Global Infrastructure Total Return Fund Inc. (the “Fund”)

File No.  811-21765

Dear Mr. Long:

On behalf of the Fund, I am responding to your telephonic comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 29, 2013, regarding the Staff’s review of the Fund’s Form N-CSR for the reporting period December 1, 2011 through November 30, 2012, filed with the Commission on February 4, 2013 (the “2012 Form N-CSR”).

The Fund’s responses to the Staff’s comments are set forth below.  For convenience, the applicable Staff comment is repeated before each response.

1.

Staff Comment:  The Staff notes that the Report of Independent Registered Public Accounting Firm included as part of Item 1 of the 2012 Form N-CSR did not reflect the city and state of the Fund’s independent auditors as required by the rules.

Registrant’s Response:  Fund management will ensure that the city and state is included in all future reports from the Fund’s independent auditors that are filed with the Commission.

Mr. Jeff Long

September 13, 2013

2.

Staff Comment:  The Staff requests confirmation that the $13,702,008 in cash on the Fund’s Statement of Assets and Liabilities included as part of Item 1 of the 2012 Form N-CSR was held in cash and not in a money market account or repurchase agreement.

Registrant’s Response:  Fund management confirms that the $13,702,008 in cash on the Fund’s Statement of Assets and Liabilities included as part of Item 1 of the 2012 Form N-CSR was held in cash at a qualified custodian and not in a money market account or repurchase agreement.

3.

Staff Comment:  The Staff refers to Footnote 9 included as part of Item 1 of the 2012 Form N-CSR and requests that Fund management explain why the Fund’s Directors approved “an additional payment … in an amount equal to the quarterly retainer” during the Fund’s fiscal year ended November 30, 2012.

Registrant’s Response:  During the Fund’s fiscal year ended November 30, 2012, the actions of Western Investment LLC resulted in an extraordinary number of special Board meetings, both in person and by telephone, and placed significant additional responsibilities on the Independent Directors, all of which required substantial time and attention from the Board outside the ordinary course.  In light of those circumstances, the Independent Directors approved a one-time payment equal to their quarterly retainer to reflect those additional obligations.

* * * * *

The Fund hereby acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•

it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Mr. Jeff Long

September 13, 2013

The Fund wishes to thank the Staff for its courtesy and cooperation with regard to this matter.  If you have any questions regarding any of the Fund’s responses to the Staff’s comments, please contact me at (212) 231-1831.

Sincerely,

/s/ Meredith Meyer

Meredith Meyer

Chief Financial Officer and Treasurer of the Fund

cc:

Brad Frishberg, Chief Executive Officer of the Fund

John H. Kim, Esq., Secretary and Chief Legal Officer of the Fund

James E. Blake, Chief Compliance Officer of the Fund

James G. Silk, Esq., Willkie Farr & Gallagher LLP

Stuart H. Coleman, Esq., Stroock & Stroock & Lavan LLP